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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                     0-6955

                                                                  CUSIP NUMBER
                                                                      931154

(Check One):  [x] Form 10-K nd Form 10-KSB  [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                 For Period Ended:  DECEMBER 31, 1997
                 [ ]      Transition Report on Form 10-K
                 [ ]      Transition Report on Form 20-F
                 [ ]      Transition Report on Form 11-K
                 [ ]      Transition Report on Form 10-Q
                 [ ]      Transition Report on Form N-SAR
                 For the Transition Period Ended: ______________________________
________________________________________________________________________________
Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                 VERIFIED ANY INFORMATION CONTAINED HEREIN.
_______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
________________________________________________________________________________
Full Name of Registrant:  WALBRO CORPORATION

________________________________________________________________________________
Former Name if Applicable  N/A
6242 GARFIELD STREET
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)
CASS CITY, MI 48726
________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
              (b)    The subject annual report, semi-annual report, transition
    [x] report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. SEE ATTACHED.

                                                (ATTACH EXTRA SHEETS IF NEEDED)
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     LAMBERT E. ALTHAVER                    517               872-2131
     ----------------------------------------------   --------------------------
                       (Name)          (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment
     Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                              [x] Yes     [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? SEE ATTACHED.
                                                            [x] Yes    [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                               WALBRO CORPORATION
              ----------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:       MARCH 31, 1998              By:/S/ LAMBERT E. ALTHAVER
      -------------------------------      -------------------------------------
                                           LAMBERT E. ALTHAVER, CHAIRMAN AND CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                   ATTENTION
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           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLAITONS (SEE 19 U.S.C. 1001).
--------------------------------------------------------------------------------



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information with has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period presecribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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                               WALBRO CORPORATION

                   FORM 12b-25 WITH RESPECT TO ANNUAL REPORT
                 ON FORM 10-K FOR YEAR ENDED DECEMBER 31, 1997



                                    PART III

     The subject annual report on Form 10-K for the year ended December 31, 1997 could not be filed without unreasonable effort or expense due to the completion of the Company's annual audit. The Company is still reviewing certain accounting issues with its independent public accountants. Therefore, the Company will file the subject annual report on or before the 15th calendar day following the prescribed due date.


                                    PART IV

     As previously disclosed in a press release, the Company had sales of $619,905,000 for the year ended December 31, 1997 compared to $585,388,000 for 1996. The net loss for 1997 was $36,627,000 ($4.23 per share) compared to net income of $11,229,000 ($1.30 per share) for 1996.